SECURITIE 12010820 ON

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SEC Mail Processing Section
FEB 21 2012
Washington, DC

SEC FILE NUMBER
8 - 67877

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StockShield, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West 5th Street, Suite 2800
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Yolles (310) 203-8844
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard Suite 500	Beverly Hills	CA	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Brian Yolles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StockShield, Inc., as of December 31 ,20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Please see attached CA Notarial Certificate for Notarization.

Brian Yolles 2/9/12
Signature

CEO
Title

Muthiah Nachiappan
Notary Public
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me, Muthiah Nachiappan Notary Public on this 9th day of February 2012, by **Brian Yolles** proved to me on the basis of satisfactory evidence to be the person who appeared before me.

MUTHIAH NACHIAPPAN
COMM. # 1827742
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
My Commission Expires
January 9, 2013
GSN1

Signature ____________________

Muthiah Nachiappan
Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III – Oath or Affirmation

Document Date: 2/9/12 Number of Pages: 2

Signer(s) Other Than Named Above: **None**

Capacity(ies) Claimed by Signer

Signer's Name: **Brian Yolles**

- ☐ Individual
- ☑ Corporate Officer – Title(s): CEO
- ☐ Partner – Limited General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: StockShield, Inc.

RIGHT THUMBPRINT OF

STOCKSHIELD, INC.

CONTENTS

Certified
Public
Accountants

Rothstein Kass
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of StockShield, Inc.

We have audited the accompanying statement of financial condition of StockShield, Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of StockShield, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 9, 2012

STOCKSHIELD, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash and cash equivalents	$	127,161
Security deposit		4,500
Prepaid expenses		4,118
	$	135,779
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	6,608
Stockholders' equity		
Common stock, $0.01 par value, authorized 100,000 shares, issued, and outstanding 38,694 shares		387
Additional paid-in capital		1,377,096
Accumulated deficit		(1,248,312)
Total stockholders' equity		129,171
	$	135,779

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

StockShield, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). In addition, the Company is registered with the securities regulatory divisions of the States of California, Illinois, and New York. Administrative fee income was generated in connection with the private placement of interests in StockShield, LLC, which implemented the Company's proprietary equity risk management capability. StockShield, LLC was dissolved in 2011 (See Note 5).

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. However, broker-dealers in securities are further subject to Rule 17a-5 of the Securities and Exchange Commission and the Financial and Operational Combined Uniform Single (FOCUS) report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

These financial statements were approved by management and available for issuance on February 9, 2012. Subsequent events have been evaluated through this date.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less and any certificates of deposit that do not contain material early withdrawal penalties to be cash equivalents.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Revenue Recognition

Administrative fees are recognized on a quarterly basis per agreement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Concentration of revenues and credit risk

All of the Company's administrative services fee for the year ended December 31, 2011 were from a related party, StockShield, LLC (see Note 5).

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $121,000, which was approximately $116,000 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. Related party transactions

During the year ended December 31, 2011, the Company was the Manager of StockShield, LLC, a Delaware limited liability company formed to sell membership interests to investors for the purpose of having the proceeds of such sale held in escrow by Wells Fargo Bank, N.A. for a period of five years. This five-year term ended on June 1, 2011, on which date StockShield, LLC was dissolved and liquidated, with the assets distributed as set forth in the LLC Agreement. For its services, the Company was paid an annual administrative fee equal to 0.50% of the initial stock value protected by membership interests sold to investors.

6. Subordinated loan

In 2008, the Company entered into an unsecured subordinated loan agreement with one shareholder bearing interest at 10% per annum and payable on or before December 31, 2012. The loan was paid off in December 2011. The Company obtained approval from FINRA for prepayment of the loan. Interest expense on this loan was $7,188 for the year ended December 31, 2011.

7. Stockholders' equity

During the year ended December 31, 2011, the Company issued 2,105 common shares for cash at $100 per share, for a total of $210,500. The Company also issued 900 shares for compensation at $100 per share, for a total of $90,000.

8. Income taxes

The provision for income taxes consists of the following:

Deferred tax (benefit)		
Federal	$	(67,978)
State		(17,604)
		(85,582)
Change in valuation allowance		85,582
	$	-

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Federal net operating loss	$	222,938
State net operating loss		42,324
Deferred tax assets before valuation allowance		265,262
Valuation allowance		(265,262)
Net deferred tax assets	$	-

The Company has net operating loss ("NOL") carry-forwards that can be utilized to offset future income for federal and state tax purposes. These NOL's generate a significant deferred income tax asset. However, the Company has recorded a valuation allowance against this deferred income tax asset as it has been determined that it is more likely than not that the NOL's will not be fully utilized. Should the assumptions regarding the utilization of these NOL's change, the Company may reduce some or all of this valuation allowance, which would result in the recording of a deferred income tax benefit. As of December 31, 2011, the Company has Federal and state operating loss carry forwards of approximately $656,000 and $479,000, respectively, which expire through 2031.